UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires

Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Despegar.com Announces 4Q22 Financial Results

Gross Bookings up 10% YoY, with Total Adjusted EBITDA of $12.5 million; Company Initiates 2023 Annual Guidance

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--March 16, 2023--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), Latin America’s leading online travel company, today announced unaudited financial results for the three-months ended December 31, 2022 (“fourth quarter 2022” or “4Q22”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

4Q22 Financial and Operating Highlights
(For definitions, see page 11)

  Gross Bookings for 4Q of $1.1 billion, up 10% YoY and representing 82% of 4Q19 levels
  ASPs increased 29% YoY to $539, while transactions decreased 15% YoY to 69% of 4Q19 volume due to high average prices and demand weakness across markets
  Second-highest Take Rate of the year at 13.8%, increasing 79 bps YoY
  Revenues increased 17% YoY to $145.5 million, returning to 4Q19 levels
  Cost of Revenue as a % of Gross Bookings decreased 136 bps to 4.3%, trending toward pre-pandemic levels
  Total Adjusted EBITDA increased 39% YoY to $12.5 million, marking the fifth consecutive positive quarter, as the Company continued to focus on profitability across markets in Latin America
  Operating cash flow was negative $17.8 million, compared to positive $2.0 million in 4Q21
  Year-end 2022 cash position of $245 million
  Members of Loyalty Program increased 338% YoY to 12.1 million
  Net Promoter Score (NPS) increased 637 bps YoY to 65.1%, approaching pre Covid levels
  Mobile represented 49% of Transactions, up 279 “bps” YoY and 613 bps above 4Q19

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO said:

“A fifth consecutive quarter of positive Adjusted EBITDA reflects our consistent and disciplined execution as well as a still improving revenue mix. In what was expected to be a challenging demand environment marked by steep inflation and substantially higher airfares, we held fast with a Take Rate of 13.8%, above our long-term target, while maintaining a low cost structure.

Adjusted EBITDA also benefited from ASPs that grew 29% over fourth quarter 2021, thanks in part to a greater mix of more profitable travel packages, which increased 265 basis points to 31% of Gross Bookings. In Brazil, Gross Bookings grew 44%, while in Mexico they increased 5% despite a sharp decrease in transactions and as we continued to focus on profitability. ASPs also helped us deliver a second consecutive quarter of consolidated revenue above $140 million.

During the quarter, we maintained a portfolio approach to our business, making select investments to further strengthen brand awareness and gain additional market share in Brazil, as well as bolster Despegar’s technology advantages.

We are nearing the end of the first quarter and I’m glad to report that travel demand has picked up considerably, which bodes well for the rest of 2023, particularly with regard to our operating leverage. As such, we anticipate 1Q23 Adjusted EBITDA in dollars to be in the “mid teens” area. We are also initiating annual financial guidance, and expect to deliver 2023 consolidated revenues in the range of $640 to $700 million and Adjusted EBITDA between $80 and $100 million, in line with the projections we provided during last year's Investor Day which assume a full recovery in Latin America’s travel market by year-end 2023.

Continuous innovation plays a crucial role in achieving our ambitious performance targets, especially in a market where the needs of customers are evolving faster and they increasingly demand tailored travel experiences. A recent innovation is Despegar’s redesigned mobile app, which is integral to our customer engagement strategy. Reaching an installed base of 23 million customers, our app now offers a significantly streamlined and substantially faster booking process, with 15% fewer information fields to fill and auto-population of 40% of those that remain.

We also recently introduced travel packages that are preselected for customers based on tailored travel preferences that are among numerous customer data points that Despegar’s vast database continuously captures. This new product feature significantly reduces the amount of time a customer needs to conduct a travel search and increases conversion rates by offering packages that are more likely to appeal to them. Over time, such innovations help set our brand apart and strengthen customer loyalty.”

Initiating 2023 Financial Guidance

The Company is introducing 2023 annual guidance, which is as follows:

  Revenue: $640 million to $700 million
  Adjusted EBITDA: $80 million to $100 million

The above guidance assumes that the Latin American travel market will continue recovering and reach 2019 demand levels by year-end 2023. Importantly, this guidance is in line with the 2024 financial targets presented at the Company’s June 2022 Investor Day.

Disclaimer: The 2023 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s filings with the United States Securities and Exchange Commission.

Reconciliations of forward-looking non-GAAP measures, specifically the 2023 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2023 financial guidance includes forward-looking statements. For more information, please see the “Forward-Looking Statements” section in this release.

Operating and Financial Metrics Highlights

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

Operating and Financial Metrics Highlights
(In millions, except as noted)
	4Q22	4Q21	% Chg	4Q19	% Chg
Operating metrics
Number of transactions	1.959	2.298	(15%)	2.855	(31%)
Gross bookings	$1,053.4	$957.0	10%	$1,280.9	(18%)
TPV Financial Services (1)	$15.1	$17.3	(13%)	–	–
Financial metrics
Total Revenue	$145.5	$124.6	17%	$145.6	(0%)
Net loss	($15.2)	($13.0)	n.m.	($2.6)	n.m.
Net loss attributable to Despegar.com, Corp	($15.2)	($12.5)	n.m.	($2.6)	n.m.
Total Adjusted EBITDA	$12.5	$9.0	39%	$8.3	51%
EPS Basic (2)	($0.30)	($0.26)	n.m.	($0.04)	n.m.
EPS Diluted (2)	($0.30)	($0.26)	n.m.	($0.04)	n.m.
Total Adjusted EBITDA	$12.5	$9.0	39%	$8.3	51%
(1) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $12.7 million in 4Q22 and $15.5 million in 4Q21.
(2) Round numbers
n.m.: Not Meaningful

Key Operating Metrics

(In millions, except as noted)
	4Q22		4Q21		% Chg	FX Neutral % Chg	4Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$1,053.4		$957.0		10%	20%	$1,280.9		(18%)
TPV Financial Services (1)	$15.1		$17.3		(13%)	(18%)	–		–
Average selling price (ASP) (in $)	$539		$417		29%	40%	$449		20%
Number of Transactions by Segment & Total
Air	1.0	52%	1.3	55%	(20%)		1.7	58%	(38%)
Packages, Hotels & Other Travel Products	0.9	47%	1.0	44%	(9%)		1.2	42%	(23%)
Financial	0.0	0%	0.0	1%	n.m.		-	-	-
Total Number of Transactions	2.0	100%	2.3	100%	(15%)		2.9	100%	(31%)
(1) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $12.7 million in 4Q22 and $15.5 million in 4Q21.

Transactions decreased 15% YoY to 2.0 million, reaching 69% of 4Q19 levels, mainly due to a 20% YoY decline in Air transactions, as average ticket prices increased in an inflationary environment and upward price pressure due to a combination of post-Covid market recovery, holiday travel and still limited airline capacity. Given weak travel demand, the Company maintained its focus on profitability, thus improving the relative importance of Packages, Hotels & Other Travel Products within the revenue mix. Consequently, Air transactions remained 38% below pre-pandemic levels, while non-Air transactions declined 9% YoY, principally due to weakness in lodging transactions across the region.

Total Gross Bookings increased 10% YoY to $1.1 billion, or 82% of 4Q19 levels, mainly due to a 26% YoY increase in international Gross Bookings, which reached 69% of 4Q19 levels. This positive trend was partially offset by a 3% YoY decline in domestic Gross Bookings which nevertheless exceeded 4Q19 levels.

ASPs increased 29% YoY to $539, principally reflecting inflation as well as average price increases, which affected international trips particularly. Compared to 4Q19, ASPs increased 20%.

1 Total number of transactions for Packages, Hotels & Other Travel Products was adjusted to 1.0 million in 4Q21. As a result, total transactions were 2.3 million in the same quarter.

Geographic Breakdown of Select Operating and Financial Metrics

The following table presents key operating metrics of Despegar’s travel business and key financial metrics on a consolidated basis, post-intersegment eliminations between Despegar's travel and financial services businesses.

(In millions, except as noted)
4Q22 vs. 4Q21 - As Reported

	Brazil			Mexico (1)			Rest of Latin America			Total
	4Q22	4Q21	% Chg.	4Q22	4Q21	% Chg.	4Q22	4Q21	% Chg.	4Q22	4Q21	% Chg.
Transactions ('000)	808	778	4%	351	467	-25%	801	1053	-24%	1959	2298	-15%
Gross Bookings	395	275	44%	198	188	5%	461	494	-7%	1054	957	10%
TPV Financial Services (2)	15	17	-13%	-	-	-%	-	-	-%	15	17	-13%
ASP ($)	492	356	38%	564	403	40%	575	469	23%	539	417	29%
Revenues										146	125	17%
Gross Profit										101	71	42%
4Q22 vs. 4Q21 - FX Neutral Basis

	Brazil			Mexico (1)			Rest of Latin America			Total
	4Q22	4Q21	% Chg.	4Q22	4Q21	% Chg.	4Q22	4Q21	% Chg.	4Q22	4Q21	% Chg.
Transactions ('000)	808	778	4%	351	467	-25%	801	1053	-24%	1959	2298	-15%
Gross Bookings	373	275	36%	188	188	0%	585	494	18%	1145	957	20%
TPV Financial Services (2)	14	17	-18%	-	-	-%	-	-	-%	14	17	-18%
ASP ($)	464	356	31%	535	403	33%	730	469	56%	586	417	40%
Revenues										158	125	27%
Gross Profit										110	71	56%
(1) Transactions in Mexico were adjusted from 508 thousand to 467 thousand in 4Q21 following the integration process.
(2) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $12.7 million in 4Q22 and $15.5 million in 4Q21.

Brazil, Despegar’s largest market, accounted for 41% of total Transactions in 4Q22, increasing 4% YoY as the Company remained focused on leveraging the strong recovery in international traffic to gain market share. Total industry passenger traffic in Brazil remained 21% lower than 2019 levels, while domestic traffic reached 91% of pre-pandemic levels. ASPs increased 38% YoY, as airfares increased due to rising travel demand as well as inflation, with the latter also affecting the pricing of other travel services. As a result of the above factors, Gross Bookings grew 44% YoY in Brazil to 81% of 4Q19 levels.

Mexico represented 18% of 4Q22 Transactions. Gross Bookings increased 5% YoY, as ASPs increased 40% during the period. Transactions decreased 25% YoY, as relatively high ASPs affected demand for domestic travel, mainly in the Air segment, while the Company continued to focus on its profit taking strategy in this particular market. Compared to 4Q19, transactions declined 15% while ASPs rose 47%. Due to these factors, Gross Bookings increased 26%, but this growth also reflects the contribution of Best Day, acquired in October 2020.

Across the rest of Latin America, Transactions and Gross Bookings decreased YoY by 24% and 7%, respectively, as demand for both domestic and international travel across the region weakened on ASP increases of 23% YoY and 22% when compared to 4Q19. Accordingly, Transactions and Gross Bookings lagged 4Q 2019 levels by 40% and 27%, respectively.

Revenue Breakdown

We organize our business into three segments: (1) Air, which consists of selling airline tickets; (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms, among other products); and (3) Financial Services, which consists of point-of-sale installment loans and Buy Now Pay Later services. A significant portion of the revenues generated in the Financial Services segment are generated with the Packages, Hotels and Other Travel Products segment of Despegar.

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters ended December 31, 2022, 2021 and 2019:

	4Q22		4Q21		% Chg	4Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms)
Travel Business
Air Segment	$59.5	41%	$48.7	39%	22%	$53.3	37%	12%
Packages, Hotels & Other Travel Products Segment	$84.3	58%	$75.4	60%	12%	$92.3	63%	(9%)
Total Travel Business	$143.9	99%	$124.2	99%	16%	$145.6	100%	(1%)
Financial Business
Financial Services Segment	$4.4	3%	$0.7	1%	n.m.	–	n.m.	n.m
Total Financial Business	$4.4	3%	$0.7	1%	n.m.	–	n.m.	n.m
Intersegment Eliminations	($2.7)	-2%	($0.4)	0%	n.m	–	n.m.	n.m
Total Revenue	$145.5	100%	$124.6	100%	17%	$145.6	100%	(0%)

Total Revenue margin	13.8%		13.0%		+79 bps	11.4%		+242 bps

On a YoY basis, Total Revenues increased 17% to $145.5 million, while revenue margin increased 79 bps to 13.8%, mainly driven by a significant decrease in trip cancellations as well as continued margin expansion in Mexico and Chile related to supplier incentive fees, loyalty revenues and other margin improvements. Despegar continues to maintain its focus on profitable growth, with the intention of further capitalizing on the projected recovery in travel demand.

Compared to 4Q19, Total Revenues were unchanged, while revenue margin improved 242 bps, principally reflecting higher up-front incentives from suppliers and customer fees as a percentage of Gross Bookings.

Consolidated Cost of Revenue and Gross Profit

The following table shows Cost of Revenue and Gross Profit on a consolidated basis, post-intersegment eliminations between Despegar’s travel and financial services businesses.

(In millions, except as noted)
	4Q22	4Q21	% Chg	4Q19	% Chg
Revenue	$145.5	$124.6	17%	$145.6	(0%)
Revenue Margin	13.8%	13.0%	+79 bps	11.4%	+242 bps
Cost of Revenue (1)	$44.9	$53.8	(16%)	$53.7	(16%)
Cost of Revenue as a % of GB	4.3%	5.6%	(136) bps	4.2%	+6 bps
Gross Profit	$100.6	$70.8	42%	$91.9	10%
Gross Profit as a % of GB	9.5%	7.4%	+215 bps	7.2%	+236 bps

(1) Starting 2Q22, the Company reclassified for each of the periods shown bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

Cost of Revenue consists mainly of credit card processing fees, bank fees related to customer financing installment plans, and fulfillment center expenses.

On a YoY basis, Cost of Revenue decreased 16% despite a 10% YoY increase in Gross Bookings and was mainly due to efficiency gains in Despegar’s call center following the automation of certain workflows as well as the renegotiation of certain outsourcing contracts. Declining transaction volumes and customer claims as well as increasing fiscal credits further reduced cost of revenue. As a percentage of Gross Bookings, Cost of Revenue decreased 136 bps to 4.3%, trending toward pre-pandemic levels as Despegar continued to drive operating leverage, which moves towards the Company’s long-term target, while demand for customer care is also converging toward lower pre-pandemic levels.

As reported Gross Profit increased 42% to $100.6 million from $70.8 million in 4Q21. As a percentage of Gross Bookings, Gross Profit increased to 9.5% from 7.4% in the year-ago quarter.

Compared to 4Q19, Cost of Revenue decreased 16%, due to a decline in fulfillment center expenses and in customer claims as well as an increase in fiscal credits. Accordingly, Cost of Revenue as a percentage of Gross Bookings was only 6 bps above 2019 levels, while Gross Profit increased 10% as the Company improved its revenue margin by 242 bps.

Operating Expenses

The following table shows operating expenses on a consolidated basis, post-intersegment eliminations between Despegar’s travel and financial services businesses.

(In millions, except as noted)
	4Q22	4Q21	% Chg	4Q19	% Chg
Selling and marketing	$46.2	$34.6	34%	$49.6	(7%)
S&M as a % of GB	4.4%	3.6%	+77 bps	3.9%	+51 bps
General and administrative (1)	$26.1	$18.7	40%	$23.6	10%
G&A as a % of GB	2.5%	1.9%	+52 bps	1.8%	+63 bps
Technology and product development	$25.0	$19.5	28%	$18.7	34%
T&C as a % of GB	2.4%	2.0%	+33 bps	1.5%	+91 bps
Total operating expenses	$97.4	$72.8	34%	$91.9	6%
Operating Expenses as a % of GB	9.2%	7.6%	+163 bps	7.2%	+205 bps

(1) Starting 2Q22, the Company reclassified for each of the periods shown bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

On a YoY basis, Operating Expenses increased 34 % to $97.4 million. The rise in Operating Expenses was partly driven by a 34% increase in Selling and Marketing spend, as the Company increased investments in direct marketing.

Selling and Marketing (“S&M”) expenses increased 34% YoY to $46.2 million and rose 77 bps as a percentage of Gross Bookings. The increase was principally driven by higher investments in building brand awareness and by performance marketing in Brazil, as the Company invested in growing its presence in this market. In addition, the Company increased headcount as it expanded telesales capabilities as well as its Destination Management Company (“DMC”) team to capitalize on growth in Mexico’s travel market.

General and Administrative (“G&A”) expenses increased 40% YoY to $26.1 million. The increase is partly explained by a $2.4 million reversal in export taxes in 4Q21, which reduced the comparable base from $21.1 million to $18.7 million in that quarter. Also contributing to the increase in G&A expenses was $3.2 million of one-time costs related to the consolidation of Viajanet, while another $1.7 million in costs were related to FX variations and local currency inflation in Argentina, particularly in connection with wages. G&A expenses increased 52 bps YoY as a percentage of Gross Bookings.

Technology and Product Development (“T&PD”) expenses totaled $25.0 million, increasing 28% YoY. Approximately two thirds of the increase was related to expanding the Company’s developer team (including Viajanet integration), a key resource to further extend its competitive advantage in the region. The remainder of the increase was due to FX variations and local currency inflation related to IT personnel expenses. As a percentage of Gross Bookings, T&PD expenses increased 33 bps YoY.

Financial result, net

Despegar reported net financial expenses of $12.5 million in 4Q22, compared to $3.8 million in 4Q21. The YoY increase was primarily due to FX losses and higher financing costs associated with the factoring of receivables in Brazil, as a result of higher interest rates, and partially offset by interest income gains.

Income Taxes

The Company reported an Income Tax expense of $5.7 million in 4Q22, compared to an expense of $7.5 million in 4Q21. The effective tax rate in 4Q22 was 61%, compared to 58% in 4Q21.

The increase in the effective tax rate was mainly driven by: i) an increase in valuation allowance of deferred tax assets primarily in the US and Mexico, due to a recoverability analysis for the upcoming years; ii) a decrease in the unrecognized tax benefits; and iii) a decrease in non-deductible expenses.

Total Adjusted EBITDA Reconciliation

(In millions, except as noted)
	4Q22	4Q21	% Chg	4Q19	% Chg
Net loss	($15.2)	($13.0)	n.m.	($2.6)	n.m.
Add (deduct):
Financial expense, net	$12.5	$3.8	229%	$6.7	87%
Income tax expense	$5.7	$7.5	(24%)	($4.1)	(241%)
Depreciation expense	$1.5	$1.5	0%	$1.1	37%
Amortization of intangible assets	$8.6	$6.9	24%	$5.1	68%
Share-based compensation expense	($0.7)	$2.2	(130%)	$2.1	(132%)
Total Adjusted EBITDA	$12.5	$9.0	39%	$8.3	51%

Total Adjusted EBITDA in 4Q22 was $12.5 million, 39% above the $9.0 million reported in 4Q21.

Balance Sheet and Cash Flows

The majority of Despegar’s excess cash balance is held in U.S. dollars in the United States and the United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting the Company’s current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at December 31, 2022, was $245.0 million. During the quarter, Cash and cash equivalents decreased $ 18.0 million, mainly due to a change in working capital dynamics. Aggregate Net Operational Short-term Obligations were $209.5 million, decreasing 6.0% on a QoQ basis.

Despegar used $17.8 million in Cash from operating activities during 4Q22, mainly due to working capital changes in line with an increase in credit card receivables, predominantly in the Brazilian market. This compares with cash generation of $1.9 million in 4Q21 and cash generation of $15.3 million in 4Q19.

Financial Services Segment Analysis

Despegar’s financial services segment consists of point-of-sale installment loans, Buy Now Pay Later (“BNPL”) services, which enable the Company’s customers as well as customers of third-party merchants to make online purchases and pay off interest bearing debt in installments, and fraud prevention services.

Despegar’s financial services business maintained its conservative approach to loan origination throughout 4Q22 given still challenging market conditions in Brazil. In line with the declining trend observed throughout the third quarter TPV reached $15.1 million down 13% YoY. Throughout the 4Q we continued to price risk adequately as the spread between Take Rate and projected losses remain positive. For the quarter, the financial segment reported a Total Adjusted EBITDA of negative $4.1 million compared to a negative Total Adjusted EBITDA of $3.0 million in 4Q21.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830, the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is recognized prospectively in the Company's financial statements. As a result, the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

4Q22 Earnings Conference Call

When:	10:00 a.m. Eastern time, March 16, 2023

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	+1-404-975-4839 (U.S. domestic); +1-929-526-1599 (International)

Access Code: 159148

Pre-Register: You may pre-register at any time: click here. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast: CLICK HERE

Definitions and concepts

Aggregate Net Operational Short-term Obligations: consists of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.

In this presentation the Company has also recast previously reported segment financial information for the quarters ended December 31, 2021 to reflect its new reportable segments. The segment change has no impact on the Company’s historical consolidated financial results.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin: calculated as revenue divided by Gross Bookings.

TPV: means Total Purchase Volume, and is equivalent to the volume processed by the BNPL financing solution during a specific period of time. Reporting Business Segments: In 2022, in connection with a new strategy by management to expand the financial services business, the relevance of this business to the consolidated results of operations of the Company has increased significantly. In addition to the Company’s plans for expanding the financial services business outside of Brazil, the Company is incorporating into the business other service offerings, such as fraud identification, analysis and credit scoring for the Company’s travel business and other merchants, as well as providing technology/IT services to the Company’s travel business and other merchants. As a consequence the Company’s business is organized into the following segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue, and (3) one financial services segment, which consists of point of sale installment loans and buy now pay later services that allow customers to make purchases and pay off the interest bearing debt in installments.

Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. Despegar today is a consolidated group that, in addition to the Despegar and Decolar brands, also includes Best Day, Viajes Falabella, Koin, the Company's fintech business, Viajanet and Stays. With its continuous commitment to the development of the sector, Despegar has become one of the most relevant companies in the region able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have or when travel will resume at pre-pandemic levels. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended December 31, 2022 and 2021 (in thousands of U.S. dollars, except as otherwise indicated)

	4Q22	4Q21	% Chg
Total Revenue	145,542	124,556	17%
Cost of revenue	44,897	53,765	(16%)
Gross profit	100,645	70,791	42%
Operating expenses
Selling and marketing	46,245	34,582	34%
General and administrative (1)	26,092	18,689	40%
Technology and product development	25,015	19,508	28%
Total operating expenses	97,352	72,779	34%

Loss from equity investments	(192)	343	n.m.
Operating income / (loss)	3,101	(1,645)	n.m.
Financial result, net	(12,543)	(3,809)	n.m.
Net loss before income taxes	(9,442)	(5,454)	n.m.
Income tax benefit	5,717	7,545	(24%)
Net loss	(15,159)	(12,999)	n.m.
Net income attributable to non controlling interest	-	526	n.m.
Net loss attributable to Despegar.com, Corp	(15,159)	(12,473)	n.m.

(1) Starting 2Q22, the Company reclassified for each of the periods shown bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

Key Financial & Operating Trended Metrics (in thousands of U.S. dollars, except as otherwise indicated)

	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22
FINANCIAL RESULTS
Total Revenue	$51,850	$63,069	$83,368	$124,556	$112,414	$134,421	$145,596	$145,542
Cost of revenue	30,092	38,429	37,953	53,765	42,558	45,149	50,305	44,897
Gross profit	21,758	24,640	45,415	70,791	69,856	89,272	95,291	100,645
Operating expenses
Selling and marketing	15,382	19,188	26,138	34,582	30,517	42,214	46,174	46,245
General and administrative	20,148	22,696	22,162	18,689	23,523	27,037	24,873	26,092
Technology and product development	17,460	18,344	19,432	19,508	20,735	21,407	22,834	25,015
Impairment of long-lived assets	5,106	-	-	-	-	-	-	-
Total operating expenses	58,096	60,228	67,732	72,779	74,775	90,658	93,881	97,352
(Loss) / Gain from equity investments	376	(348)	(29)	343	117	16	(105)	(192)
Operating (loss) / Income	(35,962)	(35,936)	(22,346)	(1,645)	(4,802)	(1,370)	1,305	3,101
Financial result, net	(1,309)	(1,835)	(3,254)	(3,809)	(7,023)	(10,529)	(15,359)	(12,543)
Loss before income taxes	(37,271)	(37,771)	(25,600)	(5,454)	(11,825)	(11,899)	(14,054)	(9,442)
Income tax (benefit) / expenses	292	(6,413)	(1,654)	7,545	19,093	1,266	(4,767)	5,717
Net loss	(37,563)	(31,358)	(23,946)	(12,999)	(30,918)	(13,165)	(9,287)	(15,159)
Net income attributable to non controlling interest	$180	$258	$273	$526
Net loss attributable to Despegar.com, Corp	(37,383)	(31,100)	(23,673)	(12,473)	(30,918)	(13,165)	(9,287)	(15,159)
Total Adjusted EBITDA	($20,024)	($22,256)	($10,346)	$9,002	$6,787	$10,594	$12,015	$12,525

Net loss	($37,563)	($31,358)	($23,946)	($12,999)	($30,918)	($13,165)	($9,287)	($15,159)
Add (deduct):
Financial expense, net	1,309	1,835	3,254	3,809	7,023	10,529	15,359	12,543
Income tax expense	292	(6,413)	(1,654)	7,545	19,093	1,266	(4,767)	5,717
Depreciation expense	1,569	1,401	2,451	1,497	1,672	1,699	2,144	1,504
Amortization of intangible assets	7,095	6,827	6,457	6,909	6,584	6,937	6,871	8,593
Share-based compensation expense	2,149	5,444	3,092	2,241	3,333	3,328	1,305	(673)
Impairment charges	5,106	–	–	–	–	–	–	–
Restructuring charges	19	8	–	–	–	–	–	–
Acquisition transaction costs	–	–	–	–	–	–	390	–
Total Adjusted EBITDA	($20,024)	($22,256)	($10,346)	$9,002	$6,787	$10,594	$12,015	$12,525
1. In thousands
2. Starting 2Q22, the Company reclassified bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

Unaudited Consolidated Balance Sheet as of December 31, 2022 and September 30, 2022 (in thousands of U.S. dollars, except as otherwise indicated)

	As of December 31, 2022	As of September 30, 2022
ASSETS
Current assets
Cash and cash equivalents	219,167	222,682
Restricted cash	25,879	40,397
Trade accounts receivable, net of credit expected loss	147,806	121,171
Loan receivables, net	15,385	15,042
Related party receivable	10,676	16,603
Other current assets and prepaid expenses	46,193	37,075
Total current assets	465,106	452,970
Non-current assets
Other assets and prepaid expenses	69,784	77,619
Loan receivables, net	1,185	1,349
Lease right-of-use assets	22,428	23,278
Property and equipment net	15,532	16,802
Intangible assets net	91,500	91,109
Goodwill	138,637	134,512
Total non-current assets	339,066	344,669
TOTAL ASSETS	804,172	797,639
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	58,024	51,926
Travel suppliers payable	287,834	282,354
Related party payable	37,472	41,395
Short-term debt	29,931	25,373
Deferred Revenue	23,348	21,059
Other liabilities	113,794	85,522
Contingent liabilities	7,982	16,714
Lease Liabilities	6,081	6,174
Total current liabilities	564,466	530,517
Non-current liabilities
Other liabilities	20,845	39,842
Contingent liabilities	30,593	24,589
Long term debt	5,119	8,023
Lease liabilities	17,151	17,747
Related party liability	125,000	125,004
Total non-current liabilities	198,708	215,205
TOTAL LIABILITIES	763,174	745,722

Series A non-convertible preferred shares	121,449	114,354
Series B convertible preferred shares	46,700	46,700
Mezzanine Equity	168,149	161,054

SHAREHOLDERS’ DEFICIT
Common stock	287,553	285,014
Additional paid-in capital	323,705	334,518
Other reserves	(728)	(728)
Accumulated other comprehensive loss	(16,091)	(21,509)
Accumulated losses	(643,323)	(628,165)
Treasury Stock	(78,267)	(78,267)
Total Shareholders' Deficit Attributable to Despegar.com Corp	(127,151)	(109,137)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	804,172	797,639

Unaudited Statements of Cash Flows for the three-month periods ended December 31, 2022 and 2021 (in thousands of U.S. dollars, except as otherwise indicated)

	3 months ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	($15,159)	($12,999)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Net income attributable to redeemable non-controlling interest	–	$526
Unrealized foreign currency translation income / (losses)	$1,536	($997)
Depreciation expense	$1,504	$1,497
Amortization expenses	$8,593	$6,909
Disposals of property and equipment	–	($1,016)
Earnout	($290)	($925)
Indemnity	$290	$925
Loss from equity investments	$192	($343)
Stock based compensation expense	($673)	$2,241
Amortization of lease right-of-use assets	$919	$1,318
Interest and penalties	$884	$561
Income taxes	$1,969	$2,028
Allowance for credit expected losses	$3,510	$2,910
Provision for contingencies	$10,827	$2,655
Changes in assets and liabilities net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	($28,889)	($43,855)
Increase in Loans receivables	($2,131)	($5,508)
Decrease / (increase) in related party receivables	$5,934	($8,227)
Increase in other assets and prepaid expenses	($122)	($7,498)
Increase in accounts payables and accrued expenses	$5,144	$12,779
(Decrease) / increase in travel suppliers payables	($25)	$39,322
Increase in other liabilities	$4,380	$5,115
(Decrease) / increase in contingent liabilities	($13,611)	$159
(Decrease) / increase in related party liabilities	($4,040)	$4,360
Decrease in leases liability	($481)	($1,345)
Increase in deferred revenue	$1,987	$1,389
Net cash flows (used in) / provided by operating activities	(17,752)	1,981
Cash flows from investing activities:
Increase in Loan Receivables	($2,195)	($1,731)
Collection on Loan Receivables	$2,082	$291
Acquisition of property and equipment	($534)	($802)
Increase of intangible assets including internal-use software and website development	($8,266)	($5,893)
Cash flows from financing activities:
Net (decrease) / increase of short term debt	($2,082)	$11,412
Increase in long-term debt	$555	$88
Decrease in long-term debt	($1)	($1,564)
Payment of dividends to stockholders	($504)	($504)
Exercise of stock-based awards	–	$201
Collect on debenture issuance by securitization program	$4,016	–
Net cash flows provided by financing activities	1,984	9,633
Effect of exchange rate changes on cash and cash equivalents	$6,648	($449)
Net decrease in cash and cash equivalents	($18,033)	$3,030
Cash and cash equivalents as of beginning of the year	$263,079	$276,192
Cash and cash equivalents as of end of the period	$245,046	$279,223

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 5 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Contacts

IR Contact
Luca Pfeifer
Investor Relations
Phone: (+57)3153824802
E-mail: luca.pfeifer@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2023

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel